RETINALGENIX TECHNOLOGIES INC.

1450 North McDowell Boulevard, Suite 150

Petaluma, CA 94954

August 5, 2021

VIA EDGAR

United States Securities and Exchange Commission

100 F. Street, NE

Washington, DC 20549

Attention:	Dillon Hagius
Ada D. Sarmento
Sasha Parikh
Al Pavot

Re:	RetinalGenix Technologies Inc.
Amendment No. 1 to Draft Registration Statement on Form S-1
Submitted June 28, 2021
CIK No. 0001836295

Dear Ladies and Gentlemen:

This letter sets forth responses on behalf of RetinalGenix Technologies Inc., a Delaware corporation (the “Company”), to the comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in your letter dated July 16, 2021 (“Comment Letter”) regarding the Company’s Draft Registration Statement on Form S-1 (the “Registration Statement”).

For the convenience of the Staff, each comment from the Comment Letter corresponds to the numbered paragraphs in this letter and is restated prior to the response to such comment.

Amendment No. 1 to Draft Registration Statement on Form S-1

Description of Securities

Series F Preferred Stock, page 32

1. Please revise your disclosure in this section to disclose the results of the review performed by the current board of directors of the company of the January 2018 share issuance to Halo as discussed in Note D to the financial statements, including any action that the company might take based on the results of such review.

RESPONSE:	We have revised the Registration Statement to address this comment.

Sublicense Agreement with Sanovas Ophthalmology LLC, page 36

2. We note your response to prior comment 6. Please disclose how many patents and patent applications compose the Licensed IP to which you refer in this section. Please also revise your disclosure to provide the definition for Last Valid Claim.

RESPONSE:	We have revised the Registration Statement to disclose the number of patents, patent applications and trademark applications which compose the Licensed IP and to define the term Valid Claim.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 37

3. Please revise your disclosure to quantify each of the factors noted for the change in your administrative expenses. In this regard, you noted that the increase related to executive payroll and related expenses, marketing and corporate legal, accounting and auditing expenses.

RESPONSE:	We have revised the Registration Statement to quantify each of the factors noted for change in our administrative expenses.

Signatures, page 55

4. We note your response to prior comment 9; however, we note that Mr. Gould is still listed as Chief Science Officer on the signature page. Please revise.

RESPONSE:	We have revised the Registration Statement to address this comment.

Sincerely,

RetinalGenix Technologies Inc.

/s/ Jerry Katzman
By: Jerry Katzman
Title: Chief Executive Officer